CONSENT OF QUALIFIED PERSON

To: British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission

Dear Sir/Madam:

I, Murray Jones, M.Sc., P. Geol., do hereby consent to the filing with the securities regulatory authorities referred to above of the "2010 Technical Report on the Rock and Roll Property" dated February 23rd, 2011 (the "Technical Report").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in any and all regulatory filings of Pacific North West Capital Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated: May 2nd,2011

Murray Jones

PROFESSIONAL PROVINCE OF M. I. JONES BRITISH COLUMBIA GEOSCIENTIST

, M.Sc., P.Geol.